1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2023
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan, R.O.C.
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: August 8, 2023	By	/s/ Wendell Huang

Wendell Huang

Vice President and Chief Financial Officer

TSMC, Bosch, Infineon, and NXP Establish Joint Venture to Bring
Advanced Semiconductor Manufacturing to Europe

Hsinchu, Stuttgart, Munich, Eindhoven, Aug 8, 2023 – TSMC (TWSE: 2330, NYSE: TSM), Robert Bosch GmbH, Infineon Technologies AG (FSE: IFX / OTCQX: IFNNY), and NXP Semiconductors N.V. (NASDAQ: NXPI) today announced a plan to jointly invest in European Semiconductor Manufacturing Company (ESMC) GmbH, in Dresden, Germany to provide advanced semiconductor manufacturing services. ESMC marks a significant step towards construction of a 300mm fab to support the future capacity needs of the fast-growing automotive and industrial sectors, with the final investment decision pending confirmation of the level of public funding for this project. The project is planned under the framework of the European Chips Act.

The planned fab is expected to have a monthly production capacity of 40,000 300mm (12-inch) wafers on TSMC’s 28/22 nanometer planar CMOS and 16/12 nanometer FinFET process technology, further strengthening Europe’s semiconductor manufacturing ecosystem with advanced FinFET transistor technology and creating about 2,000 direct high-tech professional jobs. ESMC aims to begin construction of the fab in the second half of 2024 with production targeted to begin by the end of 2027.

The planned joint venture will be 70% owned by TSMC, with Bosch, Infineon, and NXP each holding 10% equity stake, subject to regulatory approvals and other conditions. Total investments are expected to exceed 10 billion euros consisting of equity injection, debt borrowing, and strong support from the European Union and German government. The fab will be operated by TSMC.

“This investment in Dresden demonstrates TSMC’s commitment to serving our customers’ strategic capacity and technology needs, and we are excited at this opportunity to deepen our long-standing partnership with Bosch, Infineon, and NXP,” said Dr. CC Wei, Chief Executive Officer of TSMC. “Europe is a highly promising place for semiconductor innovation, particularly in the automotive and industrial fields, and we look forward to bringing those innovations to life on our advanced silicon technology with the talent in Europe.”

Dr. Stefan Hartung, chairman of the Bosch board of management: “Semiconductors are not only a crucial success factor for Bosch. Their reliable availability is also of great importance for the success of the global automotive industry. Apart from continuously expanding our own manufacturing facilities, we further secure our supply chains as an automotive supplier through close cooperation with our partners. With TSMC, we are pleased to gain a global innovation leader to strengthen the semiconductor ecosystem in the direct vicinity of our semiconductor plant in Dresden.”

“Our joint investment is an important milestone to bolster the European semiconductor ecosystem. With this, Dresden is strengthening its position as one of the world’s most important semiconductor hubs that is already home to Infineon’s largest frontend site,” said Jochen Hanebeck, CEO of Infineon Technologies. “Infineon will use the new capacity to serve the growing demand particularly of its European customers, especially in automotive and IoT. The advanced capabilities will provide a basis for developing innovative technologies, products and solutions to address the global challenges of decarbonization and digitalisation.”

“NXP is very committed to strengthening innovation and supply chain resilience in Europe,” said Kurt Sievers, President and CEO of NXP Semiconductors. “We thank the European Union, Germany, and the Free State of Saxony for their recognition of the semiconductor industry’s critical role and for their true commitment to boost Europe’s chip ecosystem. The construction of this new and significant semiconductor foundry will add much needed innovation and capacity for the range of silicon required to supply the sharply increasing digitalization and electrification of the automotive and industrial sectors.”

About Bosch
The Bosch Group is a leading global supplier of technology and services. It employs roughly 421,000 associates worldwide (as of December 31, 2022). The company generated sales of 88.2 billion euros in 2022. Its operations are divided into four business sectors: Mobility, Industrial Technology, Consumer Goods, and Energy and Building Technology. As a leading IoT provider, Bosch offers innovative solutions for smart homes, Industry 4.0, and connected mobility. Bosch is pursuing a vision of mobility that is sustainable, safe, and exciting. It uses its expertise in sensor technology, software, and services, as well as its own IoT cloud, to offer its customers connected, cross-domain solutions from a single source. The Bosch Group’s strategic objective is to facilitate connected living with products and solutions that either contain artificial intelligence (AI) or have been developed or manufactured with its help. Bosch improves quality of life worldwide with products and services that are innovative and spark enthusiasm. In short, Bosch creates technology that is “Invented for life.” The Bosch Group comprises Robert Bosch GmbH and its roughly 470 subsidiary and regional companies in over 60 countries. Including sales and service partners, Bosch’s global manufacturing, engineering, and sales network covers nearly every country in the world. With its more than 400 locations worldwide, the Bosch Group has been carbon neutral since the first quarter of 2020. The basis for the company’s future growth is its innovative strength. At 136 locations across the globe, Bosch employs some 85,500 associates in research and development, of which nearly 44,000 are software engineers. Additional information is available online at www.bosch.com, www.iot.bosch.com, www.bosch-press.com, www.twitter.com/BoschPresse.

About Infineon
Infineon Technologies AG is a global semiconductor leader in power systems and IoT. Infineon drives decarbonization and digitalization with its products and solutions. The company has around 56,200 employees worldwide and generated revenue of about €14.2 billion in the 2022 fiscal year (ending 30 September). Infineon is listed on the Frankfurt Stock Exchange (ticker symbol: IFX) and in the USA on the over-the-counter market OTCQX International over-the-counter market (ticker symbol: IFNNY). Further information is available at www.infineon.com
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About NXP Semiconductors
NXP Semiconductors N.V. (NASDAQ: NXPI) brings together bright minds to create breakthrough technologies that make the connected world better, safer and more secure. As a world leader in secure connectivity solutions for embedded applications, NXP is pushing boundaries in the automotive, industrial & IoT, mobile, and communication infrastructure markets while delivering solutions that advance a more sustainable future. Built on more than 60 years of combined experience and expertise, the company has approximately 34,500 team members in more than 30 countries and posted revenue of $13.21 billion in 2022. Find out more at www.nxp.com.

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 12,698 products for 532 customers in 2022 by providing broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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Press Contacts
Robert Bosch GmbH
Athanassios Kaliudis
Spokesperson connected mobility, software and automotive electronics
Tel: +49 152 08651292
E-Mail: athanassios.kaliudis@de.bosch.com

Infineon Technologies AG
Andre Tauber
Head of Corporate Media Relations
Tel: +49 89 234-36705
E-Mail: Andre.Tauber@infineon.com

NXP Semiconductors
Mike Silverman
Sr. Director of Global Public Relations
Mobile: +1 979-350-9210
E-Mail: Mike.Silverman@nxp.com

Taiwan Semiconductor Manufacturing Company, Ltd.
Nina Kao

Head of Public Relations
Tel: +886-3-563-6688 ext.7125036
Mobile: +886-988-239-163
E-Mail: nina_kao@tsmc.com

Ulric Kelly
Public Relations
Tel: +886-3-563-6688 ext. 7126541
Mobile: +886-978-111-503
E-Mail: ukelly@tsmc.com